SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): <u>October 24, 2002</u>

U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

700 East Butterfield Rd.
Suite 250
Lombard, IL 60148

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 5.   Other Events.

On October 24, 2002, U.S. Can Corporation (the "Company") announced that Paul Jones has resigned as Chief Executive Officer and Chairman of the Board of the Company and from all other management and board positions with the Company and its subsidiaries. The Company has commenced a search for a new Chief Executive Officer. Carl Ferenbach was appointed Chairman of the Board of Directors to fill the vacancy created by Mr. Jones' resignation as Chairman.

Additionally, on October 24, 2002, John Workman was named Chief Operating Officer of the Company and will oversee the daily operations of the Company. Sandra Vollman, the Company's Senior Vice President of Finance will serve as the Company's primary financial officer.

A copy of the Company's press release issued on October 23, 2002 is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c)   Exhibits:

99.1.   Press Release of the Company dated October 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By_____
       Name:
       Title:

Date: October 24, 2002.

EXHIBIT INDEX

The following designated exhibit is filed herewith:

99.1   Press Release of the Company dated October 23, 2002.